Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

Statement

9th March 2023

X-Energy & Cavendish Nuclear Welcome Hartlepool Extended Life Plans as a Bridge to the Future

The two firms are developing proposals for an advanced small modular nuclear reactor in Hartlepool

X-Energy UK Holdings, Ltd, a wholly-owned subsidiary of X-Energy Reactor Company, LLC (“X-energy”) and Cavendish Nuclear, which together have proposed a new power station at Hartlepool, today welcomed news that the existing plant would continue to operate for two more years beyond its original planned closure date of 2024.

X-energy, a leading developer of advanced small modular nuclear reactors (“SMRs”) and fuel technology for clean energy generation, and Cavendish Nuclear are developing proposals for SMRs in the UK and have identified Hartlepool as a preferred location.

Carol Tansley, Vice President of UK Nuclear New Build at X-energy said: “It’s fantastic news that the team at Hartlepool power station will go on producing secure, clean electricity until 2026.”

“Hartlepool is an ideal site for our Xe-100 SMR reactor, which can deliver clean electricity and high temperature steam for industrial processes, including hydrogen production, supporting Teesside’s intention to be a center of industrial excellence in the Net Zero age.”

“If we begin regulatory assessment this year, we would be well-positioned to have our first unit operating by around 2030. Today’s news presents a bridge between current operations and a future of clean energy and high-quality employment.”

Mick Gornall, Managing Director of Cavendish Nuclear said: “Cavendish Nuclear is proud to have been part of the team involved in the construction and operational support of Hartlepool Power Station. We’re delighted to hear about the life extension.”

“The Xe-100 can build on gas reactor technologies that have been pioneered in the UK, leveraging the experience in the Hartlepool area and across the UK.”

X-energy and Cavendish have established a goal to secure up to 80% of its plant construction and manufacturing from the UK supply chain.

The proposed new small modular reactors could be located on land adjacent to the existing power station. Hartlepool owner and operator EDF Energy has been assessing the applicability of modern nuclear technologies, including the Xe-100, as part of a government-backed program to encourage advanced nuclear proposals.

www.x-energy.com | www.cavendishnuclear.com

X-energy and Cavendish Nuclear have applied to the U.K. Government’s Future Nuclear Enabling Fund (FNEF) to support a regulatory “Generic Design Assessment” and supply chain development activities for the first project.

Last week, X-energy announced a joint development agreement (“JDA”) with U.S. materials science giant Dow to develop a four-unit Xe-100 facility at one of Dow’s U.S. Gulf Coast sites to demonstrate the first advanced nuclear reactor for an industrial site in North America.

X-energy was selected by the U.S. Department of Energy (“DOE”) to receive up to $1.2 billion in matching funds under the Advanced Reactor Demonstration Program (“ARDP”) to develop, license, build, and demonstrate an operational advanced reactor and fuel fabrication facility by the end of the decade. Since that award, X-energy has completed the engineering and basic design of the nuclear reactor, proceeded with development of a fuel fabrication facility in Oak Ridge, Tennessee, and is working with Dow to prepare and submit an application for its first construction permit to the U.S. Nuclear Regulatory Commission.

The Xe-100 evolved from both the UK’s Dragon reactor at Winfrith in Dorset and the Pebble Bed Modular Reactor project in South Africa, which was supported by the U.K. Government.

The Xe-100 uses tri-structural isotropic (“TRISO”) particle fuel, “the most robust nuclear fuel on the planet,” according to the DOE, because it can withstand very high temperatures without melting, which is key to its safety. X-energy unit TRISO-X LLC (“TRISO-X”) manufactures its own proprietary version of TRISO—also called TRISO-X—to ensure supply, to control quality, and to reduce costs. TRISO-X has operated a pilot nuclear fuel fabrication facility at the DOE’s Oak Ridge National Laboratory since 2016, serving as a demonstration facility of the Company’s patented TRISO fabrication processes.

X-energy plans to produce the fuel for its UK power plants in the U.K.

As previously announced on December 6, 2022, X-energy entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the second quarter of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

www.x-energy.com | www.cavendishnuclear.com

About Cavendish Nuclear

From decommissioning redundant nuclear facilities and supporting the UK’s Clean Energy commitment through Nuclear New Build and development of Advanced Nuclear Technologies, through to helping keep the UK’s fleet of nuclear-powered submarines at sea, our role in Cavendish Nuclear is to enable a world where nuclear plays a key contribution in protecting our nation, ensuring security of energy supply and meeting our net zero commitments – Creating a safe and secure world, together.

Nuclear has a vital role in delivering net zero by 2050, we are passionate about the key role that we play in that. Clean energy is a core focus for Cavendish Nuclear through our support to existing reactors, the construction of Hinkley Point C and Sizewell C, and our work to develop advanced nuclear technologies for the future.

For more information, visit www.cavendishnuclear.com or connect with us on LinkedIn

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on January 25, 2023, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

www.x-energy.com | www.cavendishnuclear.com

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other

www.x-energy.com | www.cavendishnuclear.com

documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

For further information, please contact:

Leon Flexman: lflexman@x-energy.com / 07920 143732

OR

Yvonne Preston: yvonne.preston@cavendishnuclear.com / 07971 304338

www.x-energy.com | www.cavendishnuclear.com